


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2012
WASH. D.C.
SECTION

SECURITIES AND EXCHANGE COMMISSION

12060339

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-21076

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DOMINICK & DOMINICK LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
150 EAST 52ND STREET
(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES POIT **(212) 558-8928**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **ROBERT HLADEK**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DOMINICK & DOMINICK LLC**, as of **DECEMBER 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

DOMINICK & DOMINICK, L.L.C.
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

DOMINICK & DOMINICK, L.L.C.
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Board of Managers
Dominick & Dominick, L.L.C.

We have audited the accompanying statement of financial condition of Dominick & Dominick, L.L.C. (a limited liability company) (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dominick & Dominick, L.L.C. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2012

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

DOMINICK & DOMINICK, L.L.C.
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 250,791
Due from clearing broker	3,276,520
Securities owned, at fair value	1,006,453
Notes receivable	164,284
Property and equipment, net of accumulated depreciation of $6,018,310	219,036
Other assets	1,699,404
TOTAL ASSETS	$ 6,616,488

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Securities sold, but not yet purchased	$ 286
Compensation payable	1,672,951
Accounts payable, accrued expenses, and other liabilities	375,555
Due to affiliate	74,952
Total liabilities	2,123,744
Commitments and contingencies (Note 9)	
Members' equity	4,492,744
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 6,616,488

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION

Dominick & Dominick, L.L.C. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered with the SEC as a registered investment advisor. The Company provides brokerage services to the public, related companies and individuals, as well as corporate finance and investment advisory services.

As a limited liability company, the members are not responsible for the debts of the Company unless they are specifically guaranteed.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Owned

Marketable securities are valued at market value. Securities owned that are not readily marketable are valued at fair value as determined by management.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to the New York City Unincorporated Business Tax. With few exceptions, the Company is no longer subject to local income tax examinations by taxing authorities for years before 2008.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

Pursuant to FASB ASC 820, *Fair Value Measurements and Disclosures*, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs which are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its consolidated statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its consolidated financial statements.

NOTE 3. BROKERAGE ACTIVITIES AND CREDIT RISK

The Company clears all securities transactions through another broker-dealer on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

The Company maintains cash in a bank account that, at times, may exceed federally-insured limits.

NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the Company's assets required to be measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Money market funds	$ 453,242	$ -	$ -	$ 453,242	(a)
Securities owned:					
Equities	130,196	-	-	130,196	(a)
Foreign currencies	197,593	-	-	197,593	(a)
Auction preferred shares	-	225,000	-	225,000	(b)
Restricted equity securities	-	422	-	422	(a)
Total	$ 781,031	$ 225,422	$ -	$ 1,006,453	
Liabilities:					
Securities sold but not yet purchased, at fair value	$ 286	$ -	$ -	$ 286	(a)

Money market funds, equity securities, and foreign currencies for Level 1 are valued at quoted market prices. Auction preferred shares are valued at cost, which approximates their liquidation preference value.

NOTE 5. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Substantially all of the Company's cash is held in accounts at a major financial institution and is, therefore, subject to the credit risk of that financial institution.

The Company's securities owned and amounts due from brokers and dealers are held at its clearing broker and are, therefore, along with cash balances held at the clearing broker, subject to the credit risk of the clearing broker.

From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected.

The Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying securities, thereby reducing the associated risk of changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at December 31, 2011.

NOTE 6. NOTES RECEIVABLE

Notes receivable bear interest at rates ranging from 3.25% to 5% per annum and mature at various dates through March 2014. Notes receivable are due from employees and are unsecured.

NOTE 7. PROPERTY AND EQUIPMENT

At December 31, 2011, property and equipment consisted of the following:

Furniture and fixtures	$ 1,740,428
Computer equipment and programs	2,916,060
Leasehold improvements	1,580,858
	6,237,346
Less: accumulated depreciation and amortization	(6,018,310)
Property and equipment, net	$ 219,036

NOTE 8. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2011, the Company had net capital of approximately $3,100,000, which was in excess of the Company's required net capital of approximately $158,000. The Company's percentage of aggregate indebtedness to net capital was 76.57% as of December 31, 2011.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Legal Matters

In the normal course of business, the Company is named, from time to time, as a defendant in various legal actions, including complaints, arbitrations and other litigation. Such actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is presently the subject of one complaint for unspecified damages.

During 2011, a complaint was filed with FINRA regarding allegations of, among other things, engaging in reckless and excessive trading, and breaching fiduciary duties owed to the claimant. Discovery between the parties was recently completed and settlement discussions have been initiated. An arbitration hearing is scheduled for May 2012.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty the outcome or potential loss or range of loss related to such matters.

The Company believes, based on current knowledge, the outcome of this actions will not have a material adverse effect on the financial condition of the Company.

Lease Commitments

The Company leases office space under operating leases that expire through 2014. During 2011, rental expense, net of sublease income of approximately $152,000, amounted to approximately $1,722,000.

The approximate future minimum annual payments required as of December 31, 2011, over the terms of the current leases are as follows:

Year ending December 31:	Obligations
2012	$ 1,807,000
2013	1,751,000
2014	829,000
	$ 4,387,000

NOTE 10. MEMBERS' EQUITY

At December 31, 2011, the Company's equity interests are comprised of the following:

	Authorized	Issued and Outstanding
Common units	17,000,000	200,000
Series A preferred units	1,000,000	600,000
Series B preferred units	2,000,000	1,501,600

The common units are voting units with no stated value.

Holders of the preferred units have no voting rights and are entitled to a cumulative preferred return equal to a set percentage of the redemption value (as defined) for each respective series. However, the cumulative preferred returns will not accumulate or accrue for any period prior to June 30, 2012. Redemption of preferred units can only be made at the direction of the board of managers. The redemption (liquidation) value of both the Series A and Series B preferred units is $10 per unit.

The Company's operating agreement provides for preferred return percentages amounting to 4% and 4.52% for the Series A preferred units and Series B preferred units, respectively.

The Company received an aggregate of $1,500,000 during 2011 for the issuance of an additional 150,000 Series B preferred units.

NOTE 11. RELATED-PARTY TRANSACTIONS

The Company has been advanced funds from an affiliate. At December 31, 2011, the balance owed on such advances amounted to approximately $75,000. These advances are unsecured, non-interest bearing and due on demand.